July 7, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Reinsurance Group of America, Incorporated Form 10-K for Year Ended December 31, 2008 Filed March 2, 2009 File No. 001-11848
Dear Mr. Rosenberg:
On behalf of Reinsurance Group of America, Incorporated (“RGA” or the “Company”), we are writing in response to the comment letter dated June 22, 2009 of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) with respect to the above referenced file. In order to facilitate your review, this letter sets forth an italicized summary of the Staff comment, which is followed by the Company’s response. Any figures, percentages or terms within brackets contained in the Company’s proposed disclosures would be updated with then current data in future SEC filings under the Securities Exchange Act of 1934 (the “1934 Act”). Similarly, any proposed narrative disclosures would be appropriately revised to conform to actual facts or amounts at that time.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity
Reinsurance Operations, page 57
1.	Please revise your disclosure to quantify the treaties with recapture options and the amount of in force policies for which the recapture option has been triggered. Disclose the terms that triggered the recapture options and the accounting implication in the event that the triggered options were exercised. Also disclose the amount of treaties recaptured during the periods presented and the impact of the recapture on your financial statements.

Mr. Jim B. Rosenberg
July 7, 2009

RGA respectfully informs the Staff of the SEC that recapture provisions are customary in reinsurance treaties. Often, these clauses simply provide an opportunity for both parties to further negotiate a term change to the existing treaty if actual treaty results deviated materially from expected results at the original treaty signing. Further, if any treaties of RGA are indeed recaptured and the effects are material to the comparability of the Company’s consolidated or segment level results of operations, those effects would be discussed in the appropriate section of the MD&A. RGA respectfully proposes to revise the “Reinsurance Operations” section within the MD&A in the Company’s 2009 Annual Report on Form 10-K substantially as follows:
Current Disclosure
Reinsurance Operations
     Reinsurance agreements, whether facultative or automatic, may provide for recapture rights on the part of the ceding company. Recapture rights permit the ceding company to reassume all or a portion of the risk formerly ceded to the reinsurer after an agreed-upon period of time, generally 10 years, or in some cases due to changes in the financial condition or ratings of the reinsurer. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business, but would reduce premiums in subsequent periods.
Amended Disclosure
Reinsurance Operations
     Reinsurance agreements, whether facultative or automatic, generally provide recapture provisions. Most U.S. based reinsurance treaties include a recapture right for ceding companies, generally after 10 years. Outside of the U.S., treaties primarily include a mutually agreed upon recapture provision. Recapture rights permit the ceding company to reassume all or a portion of the risk formerly ceded to the reinsurer. In some situations, the Company has the right to place assets in trust for the benefit of the ceding party in lieu of recapture. Additionally, certain treaties may grant recapture rights to ceding companies in the event of a significant decrease in RGA Reinsurance Company’s NAIC risk based capital ratio or financial strength rating. The RBC ratio trigger varies by treaty at amounts between 125% and 225% of the NAIC’s company action level. Financial strength rating triggers vary by treaty with the majority of the triggers reached if RGA Reinsurance Company’s financial strength rating falls to the “BBB” level on the S&P scale. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business, but would reduce premiums in subsequent periods. Upon recapture, the Company would reflect a net gain or loss on the settlement of the assets and liabilities associated with the treaty. In some cases, the ceding company is required to pay the Company a recapture fee. As of [DAY OF MONTH, YEAR], [$XXX.X] billion of the Company’s gross assumed inforce business was subject to treaties where the ceding company could recapture in the event minimum levels of financial condition or ratings were not maintained.

Mr. Jim B. Rosenberg
July 7, 2009

Contractual Obligations, page 59
2.	Please revise your disclosure of future policy benefits to explain why the total amount of payments ($198.2) for this liability at December 31, 2008 varies significantly from year to year. Previously you disclosed that total future policy benefit payments were ($6,826.2) and $22,642.5 at December 31, 2007, and 2006, respectively. Provide a reconciliation between the total amount here and the corresponding balance sheet amount and state, if true, that the estimated cash flows presented are not discounted. Also, please explain to us how the expected premiums exceed expected policy benefit payments and allowances resulting in negative obligations.
RGA respectfully proposes to revise footnote #1 on page 60 in the Company’s 2009 Annual Report on Form 10-K , or in an earlier Quarterly Report on Form 10-Q, should a material change in the estimate of this contractual obligation occur, substantially as follows:
Current Disclosure
Future policyholder benefits include liabilities related primarily to the Company’s reinsurance of life and health insurance products. Amounts presented in the table above represent the estimated obligations as they become due both to and from ceding companies for benefits under such contracts including future premiums, allowances and other amounts due as the result of assumptions related to mortality, morbidity, policy lapse and surrender as appropriate to the respective product. The expected premiums exceed expected policy benefit payments and allowances, resulting in negative obligations.
Amended Disclosure
Future policyholder benefits include liabilities related primarily to the Company’s reinsurance of life and health insurance products. Amounts presented in the table above represent the estimated obligations as they become due to ceding companies for benefits under such contracts, and also include future premiums, allowances and other amounts due to or from the ceding companies as the result of the Company’s assumptions of mortality, morbidity, policy lapse and surrender risk as appropriate to the respective product. Total payments may vary materially from prior years due to the assumption of new treaties or as a result of changes in projections of future experience. All estimated cash payments presented in the table above are undiscounted as to interest, net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable. The sum of the undiscounted estimated cash flows shown for all years in the table is a negative obligation of $[(XXX.X)] million compared to the discounted liability amount of $[X,XXX.X] million included on the consolidated balance sheet, principally due to the effects of discounting on the estimated cash flows. The time value of money is not factored into the calculations in the table above. In addition, differences will arise due to changes in the projection of future benefit payments compared with those developed when the reserve was established. The differences due to the time value of money represents approximately [XX]% of the difference, while assumption changes from original issue represents approximately [YY]% of the difference. Expected premiums exceed expected policy benefit

Mr. Jim B. Rosenberg
July 7, 2009

payments and allowances due to the nature of the reinsurance treaties, which generally have increasing premium rate scales in excess of the increasing benefit payments.
Recognition of Revenues and Related Expenses, page 94
3.	Please revise your disclosure to show the minimum guaranteed rate for each major interest-sensitive and investment-type product and the current weighted average interest-crediting rate. Quantify and provide additional disclosure regarding your increased exposure to losses due to the difference between average crediting rates and the average minimum guaranteed rates for the current period. Please also disclose the combination of rate actions and portfolio management that you expect to undertake to manage the effects of credit spreads on near-term income from operations.
RGA respectfully proposes to revise the third paragraph of the “Recognition of Revenues and Related Expenses” section in the Company’s 2009 Annual Report on Form 10-K substantially as follows:
Current Disclosure
Revenues for interest-sensitive and investment-type products consist of investment income, policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expenses over the term of the policies. Policy benefits and claims that are charged to expenses include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. The weighted average interest-crediting rates for interest-sensitive products were 3.3%, 3.8% and 4.3%, during 2008, 2007 and 2006, respectively. The weighted average interest-crediting rates for U.S. dollar-denominated investment-type contracts ranged from 1.9% to 5.5% during 2008, 3.1% to 9.5% during 2007 and 2.5% to 4.8% during 2006.
Amended Disclosure
Revenues for interest-sensitive and investment-type products consist of investment income, policy charges for the cost of insurance, policy administration, and surrenders that have been assessed against policy account balances during the period. Interest-sensitive contract liabilities for these products represent policy account balances before applicable surrender charges. Deferred policy acquisition costs are recognized as expenses over the term of the policies. Policy benefits and claims that are charged to expenses include claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.
The weighted average interest-crediting rates and minimum guaranteed rate ranges for each major class of interest-sensitive product is as follows:

Current weighted-average
as of December 31, 2009	interest crediting rate		Minimum guaranteed rate ranges
Interest sensitive contract liability:
Traditional individual fixed annuities	[x.x]	%	[x.x - x.x]	%
Equity indexed annuities	[x.x]	%	[x.x - x.x]	%
Non-variable group annuity contracts	[x.x]	%	[x.x - x.x]	%
Individual variable annuity contracts	[x.x]	%	[x.x - x.x]	%
Guaranteed investment contracts	[x.x]	%	[x.x - x.x]	%
UL — type policies	[x.x]	%	[x.x - x.x]	%

Mr. Jim B. Rosenberg
July 7, 2009

The spread profits on the Company’s fixed annuity and interest-sensitive whole life, universal life (“UL”) and fixed portion of variable universal life (“VUL”) insurance policies are at risk if interest rates decline and remain relatively low for a period of time, which has generally been the case in recent years. Should interest rates remain at current levels that are significantly lower than those existing prior to the declines of recent years, the average earned rate of return on our annuity and UL investment portfolios will continue to decline. Declining portfolio yields may cause the spreads between investment portfolio yields and the interest rate credited to contract holders to deteriorate as the Company’s ability to manage spreads can become limited by minimum guaranteed rates on annuity and UL policies. Minimum guaranteed rates on annuity and UL policies generally range from [x.x]% to [x.x]%, with an average guaranteed rate of approximately [x.x]%.
The Company manages interest rate spreads for near term income through a combination of crediting rate actions and portfolio management. Certain annuity products contain crediting rates that reset annually, of which $[x.x] billion of account balances are not subject to surrender charges, with [xx]% of these already at their minimum guaranteed rates. As such, certain management monitoring processes are designed to minimize the effect of sudden and/or sustained changes in interest rates on fair value, cash flows, and net interest income. The Company manages its exposure to interest rates principally by matching floating rate liabilities with corresponding floating rate assets and by matching fixed rate liabilities with corresponding fixed rate assets. On a limited basis, the Company may use equity options or other derivatives to minimize its exposure to movements in equity markets that have a direct correlation with certain of its reinsurance products.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9, Income Tax, page 115
4.	Please revise to disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries or state that determination of the amount is not practicable. Refer to paragraph 44 of SFAS 109.
RGA respectfully proposes to add a paragraph to the income tax note in the Company’s 2009 Annual Report on Form 10-K substantially as follows:
New Paragraph
The earnings of substantially all of our foreign subsidiaries have been indefinitely reinvested in foreign operations. Therefore, no provision has been made for any U.S. taxes or foreign withholding taxes that may be applicable upon any actual or deemed repatriation, or sale. The determination of the deferred tax liability that is essentially permanent in duration but has not been recognized is not practicable. At December 31, 2009 and 2008, the financial reporting basis in excess of the tax basis for which no deferred taxes have been recognized was approximately $[XX] million and $[XX] million, respectively.

Mr. Jim B. Rosenberg
July 7, 2009

* * * *
In connection with responding to the Staff’s comments, RGA has informed us that it acknowledges that:
(i)	RGA is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	RGA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information concerning the Company’s response, please feel to contact me at (314) 259-2149 or by fax at 314-552-8149.

Very truly yours,
/s/ R. Randall Wang
R. Randall Wang

Cc:	Dana Hartz, Staff Accountant
Don Abbott, Review Accountant

Jack B. Lay, Reinsurance Group of America, Incorporated
John Hayden, Reinsurance Group of America, Incorporated
William L. Hutton, Esq., Reinsurance Group of America, Incorporated